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EXHIBIT 99.5

FOR IMMEDIATE RELEASE ALL NUMBERS IN U.S. DOLLARS UNLESS OTHERWISE NOTED

FALCONBRIDGE REPORTS 2005 SECOND QUARTER
NET EARNINGS OF US$202 MILLION
Noranda and Falconbridge Complete Merger

TORONTO, Ontario, July 29, 2005, — Falconbridge Limited (TSX: FAL.LV; NYSE: FAL) today reported net earnings of $202 million (basic earnings per share of $0.62 and diluted earnings per share of $0.61) for the second quarter of 2005. This compares with earnings of $108 million (basic earnings per share of $0.35 and diluted earnings per share of $0.35) for the second quarter of 2004.

(Note: 2004 financial results, as presented in this press release, represent the consolidated results of Noranda Inc., which was renamed Falconbridge Limited after the amalgamation on June 30, 2005.)

COMMENTARY

"With the merger of Noranda and Falconbridge now complete, we are pleased to announce strong results for the new company's first quarterly report," said Derek Pannell, Falconbridge's Chief Executive Officer. "The combination of a strong performance by our operations and reasonable prices for our four main metals generated another quarter of solid financial results. Our planned copper and nickel production growth is on track. With the continuing good contribution from our aluminum and zinc operations, and increasing molybdenum exposure, we are well positioned to continue building on these results."

SECOND QUARTER 2005 HIGHLIGHTS

Financial Results and Position

$ millions, except per share information	Q2 2005	Q2 2004	Y-O-Y Change	H1 2005	H1 2004	Y-O-Y Change
Revenues	2,124	1,694	25%	4,100	3,347	22%
Income generated by operating assets*	464	284	63%	919	645	42%
Net income	202	108	87%	378	260	45%
Basic earnings per common share	$0.62	$0.35	77%	$1.20	$0.86	40%
Diluted earnings per common share	$0.61	$0.35	74%	$1.19	$0.85	40%

*
Defined as earnings before net interest, corporate and general administration, research, development, exploration, minority interest, taxes, and other income

•
Second quarter 2005 realized prices were higher (vs. second quarter 2004) for all metals: copper 24%, nickel 33%, zinc 24%, aluminum 8%
•
Issued $250 million in 12-year notes and $250 million in 30-year notes
•
Announced redemption of $500 million in Junior Preference Shares
•
Repaid $200 million of debentures which matured in July 2005
•
Credit ratings reaffirmed by S&P (BBB-, stable), Moody's (Baa3, stable) and DBRS (BBB High, stable)
•
Announced normal course issuer bid for up to 10% of the public float of outstanding common shares

Production, Operations & Projects

  •
  Nickel mine output increased by 6% to 13,000 tonnes and zinc mine output increased by 3% to 130,000 tonnes in second quarter year over year
  •
  Increased output of copper anodes, copper cathodes and refined nickel by 16%,14% and 26%, respectively in second quarter year over year
  •
  Collahuasi mill shutdown resulted in lower mined copper production
  •
  Completed Altonorte molybdenum roaster modifications and began production on budget and on schedule
  •
  Completed engineering work for the molybdenum recovery circuit at Collahuasi; construction is 54% complete
  •
  Began main shaft sinking at the Nickel Rim South project
  •
  Finalized joint-venture agreement with Barrick Gold on the Kabanga nickel deposit in Tanzania; the Company has a 50% stake in the project and will be the operator
  •
  Sold American Racing Equipment for $40.5 million, resulting in a $1 million net gain
  •
  Completed 37 Six Sigma projects with average annualized savings value of $636,000 per project, which will generate total annual savings of $24 million

NORANDA AND FALCONBRIDGE AMALGAMATION AND NAME CHANGE

On May 5, 2005, Noranda completed its previously announced issuer bid to exchange Noranda common shares for the new Junior Preferred Shares. A total of 63,377,140 Noranda common shares were repurchased as a result of this offer and a total of 50,000,000 new Junior Preferred Shares were issued as consideration.

        On May 6, 2005, Noranda announced the results of its merger offer to former Falconbridge minority common shareholders whereby it offered to exchange 1.77 Noranda common shares for each outstanding former Falconbridge common share that it did not own. 58,476,589 million former Falconbridge common shares were validly deposited under the offer, representing 78% of the shares held by the minority shareholders, increasing Noranda's ownership to 164,235,689 million, or 91%, of the outstanding former Falconbridge common shares.

        On June 30, 2005, Noranda and Falconbridge shareholders approved the amalgamation of the two companies. The amalgamated company chose to continue operating under the name Falconbridge Limited and effective July 6, 2005, began trading under a new stock symbol (TSX: FAL.LV and NYSE: FAL).

FINANCIAL RESULTS

Revenues for the second quarter of 2005 were $2.1 billion, 25% higher than revenues of $1.7 billion in the same period of 2004. The increase was mainly due to higher realized metal prices and higher refined nickel sales volumes. Business unit revenues were 24% higher for copper, 41% higher for nickel, 15% higher for zinc and 15% higher for aluminum.

Operating expenses totaled $1.7 billion in the second quarter, 18% higher than $1.4 billion in the same period last year. Cost of operations increased to $682 million from $535 million in the second quarter of last year due to the higher levels of mined nickel and zinc production, higher levels of anode and cathode copper production, increased refined nickel production, higher energy costs and the impact of a weaker U.S. dollar on operating costs at all Canadian and South American operations. The average value of the Canadian dollar increased to US$0.80 versus US$0.74 during the second quarter of 2004. The cost of purchased raw materials were $831 million, 11% higher than $749 million in 2004 due to higher metal prices and increased custom feed processing at the Sudbury nickel smelter, the Nikkelverk refinery and the Kidd Creek and Altonorte copper smelters.

        Depreciation, amortization and accretion expense increased to $147 million from $126 million a year, with the majority of the increase being incurred in the copper and nickel business units. Interest expense increased to $44 million from $40 million in the second quarter of last year due to the impact of $1.25 billion in preferred share liabilities issued pursuant to the issuer bid completed in early May 2005. Research and exploration expense increased to $15 million from $12 million in the same quarter last year. Minority interest in earnings of subsidiaries decreased to $55 million from $64 million largely as a result of the elimination of the former Falconbridge minority interest during the second quarter of 2005. Tax expenses recorded increased from $57 million a year ago to $130 million during the second quarter of 2005, due to the overall increase in profitability.

Income generated by operating assets for the second quarter was $464 million, 63% higher than $284 million in the second quarter of 2004. Income from operating assets increased 53% to $202 million in the copper business, 47% to $200 million in the nickel business, 150% to $25 million in the zinc business and 46% to $35 million in the aluminum business.

        Net income totaled $202 million or $0.62 per basic common share and $0.61 per diluted common share for the second quarter 2005, 87% higher than net income of $108 million or $0.35 per basic and $0.35 per diluted common share in the same period of 2004. Higher net income reflects higher realized metal prices, significantly higher Antamina molybdenum concentrate sales and higher nickel sales volumes.

Consolidated assets for the new Falconbridge Limited totaled $12.5 billion as at June 30, 2005, compared with $9.6 billion for Noranda at the end of 2004. The increase is primarily due to the increase in carrying values of assets in recognition of the fair market value increments from the amalgamation of Noranda and the former Falconbridge, the cash proceeds from issuance of $500 million of debentures, the investment of additional capital in advancing brownfield expansion development projects and increased inventory investment due to the rise in metal prices and higher levels of cash generated from operations.

LIQUIDITY AND CAPITAL INITIATIVES

Liquidity and Capital Initiatives

Cash generated from operations, before the net change in accounts receivables, payables and inventories, was $424 million during the second quarter of 2005. Total liquidity remains strong, with cash and cash equivalents up from $884 million at year-end 2004 to $1.5 billion. In addition, we currently have $1.0 billion of undrawn committed bank lines. Total debt was $4.9 billion at the end of the period. The net-debt-to-capitalization ratio increased to 42.3% from 38.7% at year-end 2004.

        During the quarter, Falconbridge had its ratings reaffirmed by S&P (BBB-, stable), Moody's (Baa3, stable) and DBRS (BBB High, stable). In addition, DBRS raised its rating of Falconbridge commercial paper to R1-low. Subsequently, the company issued $250 million aggregate principal amount of 12-year notes, which are unsecured, bear interest at the rate of 5.5% per annum and mature on June 15, 2017, and $250 million aggregate principal amount of 30-year notes, which are also unsecured, bear interest at the rate of 6.2% per annum and mature on June 15, 2035. Falconbridge intends to use the net proceeds of this offering to repay outstanding indebtedness and for general corporate purposes.

        Falconbridge announced that it intends to redeem a total of 20,000,000, or $500 million, of its outstanding Junior Preference Shares. The Junior Preference Shares will be redeemed on August 11, 2005 from holders of record on July 1, 2005. Falconbridge will utilize its current cash balances to fund the redemption.

        The Company anticipates that it will repay approximately $1.0 billion in debt during the third quarter of 2005, using current cash balances to fund the repayments. This amount includes, among other things, $500 million for the junior preference share redemption and two debt debentures totaling $400 million, maturing in July and September 2005.

        Investments in new production capacity such as the Nickel Rim South and Koniambo nickel projects totaled $109 million during the second quarter. For 2005, the Company's projected capital investments are approximately $250 million for sustaining capital expenditures and approximately $400 million in new investments.

Subsequent to Quarter End

On July 29, 2005, Falconbridge received approval from its Board of Directors to institute a Normal Course Issuer Bid through the facilities of the Toronto Stock Exchange for the repurchase of up to 10% of the public float of its outstanding common shares, subject to receipt of applicable regulatory approval. The bid will enable Falconbridge to repurchase up to a maximum of 29,100,000 common shares, over approximately a 12-month period. The Board of Directors believes that the market price of its common shares is such that their purchase by the Company for cancellation may be an attractive and appropriate use of funds in light of the potential benefit to remaining shareholders. For further information, refer to Falconbridge's Normal Course Issuer Bid press release dated July 29, 2005.

REVIEW OF OPERATIONS

Copper Business Unit

	Q2 2005	Q2 2004	Y-O-Y Change		H1 2005	H1 2004	Y-O-Y Change
Production:
mined copper (MT)	100,300	106,600	(6%	)	205,800	192,600	7%
refined copper (MT)	124,700	108,400	15%		246,300	242,200	2%
mined zinc (MT)	55,100	29,000	90%		102,700	72,300	42%
refined zinc (MT)	35,600	35,900	(1%	)	73,500	64,400	14%
Revenues ($ millions)	1,058	853	24%		2,038	1,697	20%
Realized copper price ($/lb.)	1.57	1.27	24%		1.55	1.21	28%
Costs ($ millions)	856	721	19%		1,605	1,426	13%
Cash costs ($/lb. of copper)	0.21	0.39	(46%	)	0.29	0.33	(12%	)
Income from operating assets ($ millions)	202	132	53%		433	271	60%

Revenues

For the second quarter of 2005, consolidated revenues increased 24% to $1,058 million, primarily due to higher realized copper, zinc, precious metals and molybdenum prices. Higher revenues also reflect higher copper cathode sales from the Kidd Creek refinery and the Lomas Bayas mine, higher by-product zinc production and sales, as well as significantly higher Antamina molybdenum concentrate sales. Total sales of copper during the quarter were 202,900 tonnes versus 208,200 tonnes in the same period in 2004. Sales of by-product zinc concentrate and metal from Kidd Creek increased significantly to 48,900 tonnes from 33,700 tonnes the year prior.

        The realized copper price of $1.57/lb. increased by 24% in the quarter, compared to $1.27/lb. realized in the same period in 2004. The realized zinc price at Kidd Creek was $0.63/lb., a 24% increase in the quarter, compared with $0.51/lb. in the same period in 2004.

        Also contributing to copper group earnings was increased sales of by-product molybdenum concentrate from Antamina, of which Falconbridge's share totaled 590 tonnes during the second quarter of 2005 versus 110 tonnes during the same period last year, for a revenue contribution of $33 million.

Costs

Total operating costs increased to $856 million from $721 million in the second quarter of 2004. The cost of operations increased to $278 million from $187 million in the same period last year as a result of a weaker U.S. dollar on Canadian and South American operating costs and higher energy and supply/consumables costs. Cost of operations was lower in 2004 due to a five-week shutdown at the Kidd Creek mine.

        The cost of purchased raw materials increased to $510 million from $474 million in the second quarter of 2004 due to increased levels of throughput at the Altonorte and Kidd Creek smelters. The operating cash cost of producing a pound of copper in the second quarter of 2005 decreased to $0.21/lb. from $0.39/lb. in the second quarter of 2004 mainly due to higher by-product credits.

Income generated from operating assets

Operating income for the Copper Business in the second quarter of 2005 increased to $202 million from $132 million a year ago as a result of higher copper, zinc, precious metals and molybdenum prices. Operating income also benefited from higher treatment and refining charges and increased throughput at the Altonorte and Kidd Creek smelters. Partially offsetting the stronger revenues were increased costs resulting from the impact of a weaker U.S. dollar on Canadian and South American operating costs.

Production

During the second quarter of 2005, copper mine production from Canadian and South American operations totaled 100,300 tonnes, compared to 106,600 tonnes a year ago. Production was lower primarily due to operational issues at the Collahuasi mine. During routine maintenance at the end of March 2005, it was discovered that one of the three mill motors required repairs. The repairs kept the third unit out of service until April 30, 2005. As a result, the Company's share of annual copper concentrate production at Collahuasi is now forecast at 196,000 tonnes of contained copper, compared to an earlier forecast of 211,000 tonnes.

        Copper production was slightly higher at the Lomas Bayas mine, unchanged at the Antamina mine and lower at the Kidd mine, compared to the same quarter last year. At the Kidd Creek mine, lower copper concentrate output was offset by significantly higher zinc concentrate output as a result of higher zinc grades.

        Refined copper production was 124,700 tonnes in the second quarter of 2005 versus 108,400 tonnes in the second quarter of 2004. Kidd Creek smelter anode production was significantly higher due to increased custom feed throughput. Kidd Creek second quarter 2004 production was impacted by a five-week scheduled maintenance shutdown. Altonorte anode production was higher due to increased custom feed processing. Lomas Bayas and Collahuasi copper cathode production was also higher than second quarter 2004. Horne smelter second quarter anode production was below the same period last year due to a planned maintenance shutdown.

Other Developments

Falconbridge announced that it will increase annual production of copper anodes at the Horne smelter. Production will increase from 140,000 tonnes per year to 170,000 tonnes per year, or 21%, beginning in the fourth quarter of 2005.

        At the end of the second quarter, Falconbridge reached a commercial agreement with Inco Limited to refine the copper anodes produced at Inco's Sudbury operations. The anode copper will be refined at Falconbridge's Canadian Copper Refinery (CCR) located in Montreal, Quebec. The terms of this commercial agreement are consistent with those in the marketplace and will commence during 2006.

        The Company is investing $18 million in the CCR refinery to increase its capacity to refine anodes that are higher in nickel. Also, the CCR refinery is expected to achieve full capacity of 370,000 tonnes of refined copper per year, compared with an average of less than 300,000 tonnes produced in recent years.

        Also at quarter end, Falconbridge's Altonorte copper smelter in Chile completed the modification work on a former copper roaster and began tolling of molybdenum concentrates. Construction on the $6-million project was completed on time and on budget. Production started on June 29, 2005 and achieved design capacity run rate of 32 tonnes of molybdenum concentrate per day (10,000 tonnes per year) after one-and-a-half weeks.

Nickel Business Unit

	Q2 2005	Q2 2004	Y-O-Y Change	H1 2005	H1 2004	Y-O-Y Change
Production:
mined nickel (MT)	20,700	19,100	8%	41,200	38,200	8%
refined nickel (MT)	28,900	23,000	26%	56,800	49,800	14%
Revenues ($ millions)	613	436	41%	1,151	917	26%
Realized nickel price ($/lb.)	7.64	5.76	33%	7.34	6.32	16%
Realized ferronickel price ($/lb.)	7.55	5.85	29%	7.13	6.29	13%
Costs ($ millions)	413	300	38%	757	594	27%
Cash costs ($/lb. of nickel)	3.49	2.82	24%	3.25	2.78	17%
Income from operating assets ($ millions)	200	136	47%	394	323	22%

Revenues

For the second quarter of 2005, consolidated revenues of $613 million increased from $436 million in the second quarter of 2004.

        Nickel sales volumes increased 22% to 22,000 tonnes from 18,000 tonnes in the second quarter of 2004 and copper sales volumes of 15,500 tonnes increased by 35% from 11,500 tonnes a year ago. Production in the second quarter of 2004 was impacted by the ramp-up of production after a three-week strike at the Sudbury operations that occurred during the first quarter of 2004. At Falcondo, ferronickel sales volumes decreased by 14% to 6,700 tonnes from 7,800 tonnes in the second quarter of 2004 due to lower demand from the stainless steel sector. Cobalt sales volumes of 1,200 tonnes in the quarter increased by 40% from 2004 levels. Precious metals revenues increased by $9 million in the second quarter of 2005 compared to the same period in 2004.

        Realized nickel prices of $7.64/lb. increased by 33% from $5.76/lb. in the corresponding period in 2004 and realized ferronickel prices of $7.55/lb. increased by 29% from $5.85/lb. in the same period in 2004.

Costs

Total operating costs increased to $413 million from $300 million in the second quarter of 2004. Cost of operations increased to $224 million from $158 million in the same period last year, reflecting a full quarter of operations at Sudbury (the 2004 period contained the ramp-up after the strike in Sudbury), new production costs at the recently commissioned Montcalm mine and increased oil purchase costs at Falcondo. Falcondo's average oil costs, used to generate electricity and produce diesel fuel from purchased unrefined oil, rose from $34 per barrel in the second quarter of 2004 to $47 per barrel in the most recent quarter.

        The cost of purchased raw materials increased to $145 million from $111 million in the second quarter of 2004 due to the impact of higher prices and increased volumes of custom feeds.

        The operating cash cost of producing a pound of nickel from INO mines was $3.07, compared to $2.49 in the second quarter of 2004. The 23% increase was the result of the impact of the stronger Canadian dollar on operating costs at the Canadian operations, higher energy costs, maintenance shutdown costs at the Sudbury smelter and lower mine production volumes due to lower ore grades. Falcondo's operating cash cost per pound of ferronickel increased by 23% in the second quarter of 2005 to $4.19/lb. from $3.42/lb. in the same period in 2004, due mostly to the significant increase in oil prices.

Income generated by operating assets

Second quarter operating income for the Nickel Business totaled $200 million, compared to $136 million in the second quarter of 2004. The $64 million increase was mainly due to the impact of improved metal prices and sales volumes offset partially by increases in unit costs and increased depreciation and amortization.

Production

Total refined nickel production was 28,900 tonnes during the quarter versus 23,000 tonnes during the same period in 2004.

        Sudbury mines production was 5,600 tonnes of nickel and 7,000 tonnes of copper during the second quarter of 2005, compared with 5,700 tonnes of nickel and 7,500 tonnes of copper in the second quarter of 2004. The decrease in production was primarily attributed to the impact of lower ore grades. At Raglan, nickel in concentrate production in the quarter was 5,200 tonnes and copper production was 1,400 tonnes, compared with 6,200 tonnes of nickel and 1,600 tonnes of copper in 2004. The decreases in production were due to the impact of lower ore grades which more than offset a 4% increase in ore tonnes mined. In its second full quarter after achieving commercial production, the Montcalm mine produced 2,200 tonnes of nickel and 1,100 tonnes of copper.

        At the Sudbury smelter, second quarter nickel in matte production increased to 15,500 tonnes from 14,500 tonnes in the same period of 2004 as a result of the treatment of higher concentrate tonnages with lower feed grades. The smelter completed a three-week maintenance shutdown in the quarter and will take a three-week vacation shutdown in July 2005.

        At the Nikkelverk refinery, nickel production during the quarter was 21,200 tonnes, compared to 16,100 tonnes in the same period in 2004.

        In the second quarter of 2005, Falcondo produced 7,700 tonnes of nickel in ferronickel, compared with 6,900 tonnes in the second quarter of 2004.

Other Developments

        Falconbridge and Barrick Gold Corporation finalized a joint-venture agreement regarding the Kabanga nickel deposit and related concessions in Tanzania. Under the current terms of the agreement, Falconbridge acquired a 50% indirect interest in the Kabanga Project for $15 million and will be the operator of the joint venture.

Zinc Business Unit

	Q2 2005	Q2 2004	Y-O-Y Change		H1 2005	H1 2004	Y-O-Y Change
Production: mined (MT)	72,000	94,100	(23%	)	139,100	194,300	(28%	)
refined (MT)*	17,200	17,500	(2%	)	33,900	34,800	(3%	)
Revenues ($ millions)	127	110	15%		246	195	26%
Realized zinc price ($/lb.)	0.63	0.51	24%		0.63	0.52	21%
Costs ($ millions)	102	100	2%		215	183	17%
Cash costs ($/lb. of zinc)	0.39	0.33	18%		0.39	0.33	18%
Income from operating assets ($ millions)	25	10	150%		31	12	158%

*  25% of CEZ refinery

Revenues

        Total zinc revenues increased to $127 million, 15% higher than the $110 million recorded during the second quarter of 2004. The increased revenue was due to higher prices for zinc, lead and other by-products. The average LME price per pound of zinc during the second quarter was $0.58/lb., an increase of 23% compared to $0.47/lb. in the same period last year. The average realized price per pound of refined lead during the second quarter was $0.50/lb., versus $0.40/lb. in the same period last year.

        In the second quarter of 2005, sales volumes of zinc-in-concentrates decreased 22% to 55,700 tonnes from 71,000 tonnes in the second quarter of 2004, while second quarter 2005 lead metal sales decreased to 22,400 tonnes from 29,300 tonnes in the same period a year ago.

Costs

        Total operating expenses increased to $102 million from $100 million in the second quarter of 2004.    The cost of purchased raw materials increased to $57 million from $37 million in the second quarter of 2004. The increase is reflective of the rise in zinc and lead prices.

        The operating cash cost per pound of mined zinc was $0.39/lb. in the second quarter of 2005, an increase of 18% from $0.33/lb. for the same period in 2004. The increase is primarily due to a stronger Canadian dollar, higher energy costs, higher prices for consumables, higher freight charges and also reflects the closure of the Bell Allard mine in October, 2004.

Income generated by operating assets

        The second quarter 2005 operating income of the Zinc Business was $25 million, compared with $10 million for the second quarter of 2004. The $15 million increase reflects higher metal prices and decreased depreciation and amortization charges, which were offset by the impact of lower sales volumes and an unfavourable impact on costs due to the foreign exchange variance caused by the strengthening of the Canadian dollar.

Production

        Contained zinc production was 72,000 tonnes in the second quarter of 2005, compared to 94,100 tonnes in the same period in 2004. The decrease in production is primarily attributable to the closure of the Bell Allard mine in October 2004. Falconbridge's share of refined zinc production at the Noranda Income Fund CEZ Refinery totaled 17,200 tonnes, versus 17,500 tonnes during the second quarter of 2004.

        Lead metal production at the Brunswick smelter was 23,000 tonnes in the second quarter of 2005 compared to 28,200 tonnes in the same period in 2004. The decrease in production is primarily due to process reliability issues that are being addressed.

Aluminum Business Unit

	Q2 2005	Q2 2004	Y-O-Y Change	H1 2005	H1 2004	Y-O-Y Change
Production: primary (MT)	61,700	61,600	—	123,100	122,900	—
Shipments: fabricated (MT)	43,500	45,800	(5)%	89,200	88,200	1%
Revenues ($ millions)	277	241	15%	574	445	29%
Realized aluminum price ($/lb.)	0.90	0.83	8%	0.91	0.81	12%
Costs ($ millions)	242	217	12%	504	405	24%
Cash costs ($/lb. of aluminum)	0.61	0.57	7%	0.61	0.57	7%
Income from operating assets ($ millions)	35	24	46%	70	40	75%

Revenues

        Total aluminum revenues increased to $277 million, 15% higher than the $241 million recorded during the second quarter of 2004. Sales volumes of primary aluminum decreased 6% to 61,800 tonnes from 65,700 tonnes in the second quarter of 2004. Second quarter rolled-products sales volumes of 43,500 tonnes decreased by 5% from 45,800 tonnes in the same period a year ago due to coil belt problems at the Huntingdon West plant (Tennessee), which have since been repaired. The realized primary aluminum price of $0.90/lb. increased by 8% in the quarter, compared with $0.83/lb. in the same period in 2004.

Costs

        Total operating expenses increased to $242 million from $217 million in the second quarter of 2004. The cost of operations increased to $137 million from $110 million in the same period last year. This is mostly as a result of the inclusion of Noranda's share of the newly acquired St. Ann bauxite mine and Gramercy alumina refinery operating costs, which are offset by the benefits of a fully-integrated aluminum business and certainty of long-term alumina supply. The cost of purchased raw materials decreased to $94 million from $97 million in the second quarter of 2004.

        The operating cash cost per pound of primary aluminum metal production was $0.61/lb. in the second quarter of 2005, an increase from $0.57/lb. for the same period in 2004. The cost per pound at the rolled products division was 7% lower in the second quarter of 2005, compared with the same period in 2004.

Income generated by operating assets

        Second quarter 2005 operating income for the Aluminum Business was $35 million compared with $24 million for the second quarter of 2004. The $11 million increase was mainly due to the impact of higher metal prices, higher value-added volumes and increased metal premiums and fabrication margins.

Production

        In the second quarter of 2005, primary aluminum production was 61,700 tonnes, compared to 61,600 tonnes in the same period in 2004. For the rolled products operations, shipments were 43,500 tonnes, compared with 45,800 tonnes for the second quarter of 2004.

        During the quarter, the New Madrid primary smelter obtained final regulatory approval of the recently signed 15-year power supply contract.

Other Business

        Subsequent to quarter end, Falconbridge's subsidiary Noranda Aluminum Inc. sold its after-market automotive wheel manufacturing and distribution operations, American Racing Equipment ("ARE") to Platinum Equity, a global mergers and acquisition firm based in Los Angeles, California, for proceeds of $40.5 million. The transaction will result in a gain for Falconbridge of approximately $1 million. Under the transaction, an affiliate of Platinum Equity has acquired all outstanding shares of ARE.

Production Forecast

Production		2005 Current Forecast (tonnes)	2005 Previous Forecast (tonnes)
Copper:	Mined	490,000	496,000
	Refined	559,000	551,000
Nickel:	Mined	83,000	80,000
	Refined	114,000	113,000
Zinc:	Mined	472,000	470,000
	Refined	208,000	210,000
Aluminum:	Primary	251,000	253,000
	Fabricated	178,000	178,000

DEVELOPMENT PROJECTS UPDATE

Nickel

Raglan Mine Optimization Project

        The conversion of the mill from autogenous to semi-autogenous grinding is in progress with 35% of construction complete. The conversion will allow an increase in the level of annual throughput to approximately one million tonnes of ore per year and increase the mill's ability to process harder ore. In 2005, capital expenditures for Phase one are expected to be $21 million. Phase two, which is expected to be complete late in 2007, will be appropriately sequenced with the changes to the grinding circuit and will debottleneck the back end of the mill. When complete, the concentrator is expected to process 1.3 million tonnes, resulting in approximately 30,500 tonnes of annual contained nickel production.

Nickel Rim South Project

        Vent shaft sinking, which began in February 2005, is on schedule and on budget. Main shaft sinking began in April 2005.

Koniambo Project

        Falconbridge advanced its joint-venture Koniambo ferronickel project in New Caledonia by completing a positive technical feasibility study, the first of two conditions in the Bercy Accord. This was achieved well in advance of the January 1, 2006 deadline.

        As part of the Company's agreement with SMSP and the French Government, the second condition is to place firm orders of at least $100 million in equipment and services related to the project. These orders have been submitted for review.

        Falconbridge and its partners are continuing to prepare for the construction phase. They have submitted applications for permits and are finalizing agreements that will assist with the financing plan. Start-up for Koniambo production is targeted for 2009.

Kabanga Project

        Falconbridge and Barrick Gold finalized a joint-venture agreement regarding the Kabanga nickel deposit and related concessions in Tanzania. Under the current terms of the agreement, the Company has acquired a 50% indirect interest in the Kabanga Project for $15 million and will be the operator of the joint venture.

        Over the next several years, the Company will fund and conduct a $50 million work plan that will include additional exploration and infill drilling, and further technical work to update the resource model for Kabanga. The Company will draw upon its nickel processing, project development and engineering expertise to bring the project towards feasibility. It will establish a dedicated team in Tanzania to coordinate and advance the work plan. Upon conclusion of the work plan, should Falconbridge decide to proceed with the project, it would fund the first $95 million of project development expenditures. Thereafter, Falconbridge and Barrick will equally share joint-venture revenues and expenditures.

        A scoping study for this project was initiated in April 2005, with completion expected in the first quarter of 2006.

Copper

Collahuasi

        Conceptual study on the second expansion of the copper concentrator at Collahuasi is continuing, with emphasis on upgrading current production levels with minor capital expenditures.

        The work on the molybdenum circuit is 54% complete. Start-up of the molybdenum recovery circuit is anticipated for early 2006. The circuit will allow for the recovery of up to 12,000 tonnes per year of concentrates.

Fortuna de Cobre

        As part of the Company's review of the Fortuna de Cobre deposit, the development of the exploration tunnel began in March 2005. The pre-feasibility study is progressing with the exploration ramp at 238 metres, or 39% completion at the end of the quarter. A drill-hole resample program is underway, as is preliminary metallurgical testing.

Kidd Mine D Project

        A new target schedule and budget were finalized in April and will become the project baseline once approved. Production from blocks 2 and 3 is now expected to begin in the fourth quarter of 2005 and the third quarter of 2006, respectively. Overall project progress is 79.6% based on this new target schedule and budget.

OTHER

        Three collective agreements will expire in 2005 at the Kidd Metallurgical site (September 30), Gramercy alumina refinery (September 30) and Falcondo ferronickel mine and processing plant (November 30).

DIVIDENDS

        The following dividends have been declared:

Name of new Falconbridge Security	Trading Symbol	Dividend Amount Per Share	Record Date	Payable Date
Common Shares	FAL.LV	Cdn$0.12	August 31	September 15
Preferred Shares, Series 1	N/A	Cdn$0.02	August 15	September 1
Preferred Shares, Series 2	FAL.PR.A	Floating rate	August 31	September 12
		Floating rate	September 30	October 12
		Floating rate	October 31	November 12
Preferred Shares, Series 3	FAL.PR.B	Cdn$0.2863	August 15	September 1
Preferred Shares, Series F	FAL.PR.F	Floating rate	August 31	September 12
		Floating rate	September 30	October 12
		Floating rate	October 31	November 12
Preferred Shares, Series G	FAL.PR.G	Cdn$0.38125	October 15	November 1
Preferred Shares, Series H	FAL.PR.H	Cdn$0.40625	September 15	September 30
Junior Preference Shares, Series 1	FAL.PR.X	US$0.375	September 15	September 30
Junior Preference Shares, Series 2	FAL.PR.Y	US$0.3906	September 15	September 30
Junior Preference Shares, Series 3	FAL.PR.Z	US$0.4063	September 15	September 30

        This news release contains forward-looking statements concerning the Company's business and operations. The Company cautions that, by their nature, forward-looking statements involve risk and uncertainty and the Company's actual results could differ materially from those expressed or implied in such statements. Reference should be made to the most recent Annual Information Form for a description of the major risk factors.

        Falconbridge Limited is a leading copper and nickel company with investments in fully-integrated zinc and aluminum assets. Its primary focus is the identification and development of world-class copper and nickel mining deposits. It employs 14,500 people at its operations and offices in 18 countries. Falconbridge's common shares are listed on the New York Stock Exchange (FAL) and the Toronto Stock Exchange (FAL.LV). Falconbridge's website can be found at www.falconbridge.com.

        Note: All dollar amounts are expressed in U.S. dollars unless otherwise noted. Condensed consolidated financial statements are attached.

        To participate in the first quarter analyst conference call scheduled for Friday, July 29, 2005, at 1:00 p.m., please call (416) 620-2407 for local and overseas callers and 1-800-682-5077 toll free in North America, or visit the Company's website at www.falconbridge.com to listen to a live webcast.

Contacts:
Denis Couture
Vice-President, Investor Relations,
Public Affairs & Communications
(416) 982-7020
denis.couture@toronto.norfalc.com

Steve Douglas
Executive Vice-President and Chief Financial Officer
(416) 982-3554
steve.douglas@toronto.norfalc.com

FALCONBRIDGE LIMITED

CONSOLIDATED RESULTS

(US$ millions, unaudited)

	Second Quarter(1)		Six months ended June 30(1)
	2005	2004(2)	2005	2004(2)
Revenues	$2,124	$1,694	$4,100	$3,347

Operating expenses
Cost of operations	682	535	1,310	999
Purchased raw materials	831	749	1,606	1,460
Depreciation, amortization and accretion	147	126	265	243

	1,660	1,410	3,181	2,702

Income generated by operating assets	464	284	919	645
Interest expense, net	44	40	76	69
Corporate and general administration	19	15	36	28
Research, development and exploration	15	12	27	19
Minority interest in earnings of subsidiaries	55	64	149	143

Income before undernoted	331	153	631	386
Other income	(1)	(12)	—	(17)
Tax expense	130	57	253	143

Net Income	$202	$108	$378	$260
Dividends on preferred shares	4	3	7	7

Net Income attributable to common shares	$198	$105	$371	$253

Basic earnings per common share	$0.62	$0.35	$1.20	$0.86

Diluted earnings per common share	$0.61	$0.35	$1.19	$0.85

Basic weighted average number of shares — 000s	322,566	296,249	309,782	295,922
Diluted weighted average number of shares — 000s	329,262	303,483	316,552	303,161

(1)
The 2004 and 2005 results represent the consolidated results of Noranda Inc. which was renamed to "Falconbridge Limited" after the Amalgamation on June 30, 2005.

(2)
Effective January 1, 2005, Noranda retroactively adopted the new Canadian Institute of Chartered Accountants standards for variable interest entities and classification and measurement of convertible debentures and preferred shares.

FALCONBRIDGE LIMITED

CONSOLIDATED BALANCE SHEETS

(US$ millions, unaudited)

	June 30 2005(1)	December 31 2004(1)(2)
Assets
Current assets
Cash and cash equivalents	$1,517	$884
Accounts receivable	980	948
Metals and other inventories	1,505	1,436

	4,002	3,268
Operating capital assets	6,699	4,870
Development projects	1,527	1,166
Investments and other assets	287	324

	$12,515	$9,628

Liabilities and Equity
Current Liabilities
Accounts and taxes payable	$1,205	$1,265
Debt due within one year	1,003	570

	2,208	1,835
Long-term debt	3,027	2,736
Preferred share liabilities	870	122
Future income taxes	1,087	304
Asset retirement obligation, pension and other provisions	703	595
Stockholders' interests:
Interests of other shareholders	49	1,197
Shareholders' equity	4,571	2,839

	$12,515	$9,628

(1)
The consolidated balance sheet as at June 30, 2005 and December 31, 2004 represents the consolidated balance sheet of Noranda Inc. which was renamed to "Falconbridge Limited" after the Amalgamation on June 30, 2005.

(2)
Effective January 1, 2005, Noranda retroactively adopted the new Canadian Institute of Chartered Accountants standards for variable interest entities and classification and measurement of convertible debentures and preferred shares.

FALCONBRIDGE LIMITED

CONSOLIDATED STATEMENTS OF CASHFLOWS

(US$ millions, unaudited)

	Second Quarter(1)		Six months ended June 30(1)
	2005	2004(2)	2005	2004(2)
Cash realized from (used for):
Operations
Net income	$202	$108	$378	$260
Charges (credits) not affecting cash:
Depreciation and amortization	131	121	256	227
Future taxes	49	10	124	53
Minority interest	55	64	149	143
Foreign exchange, and other	(13)	(10)	(32)	(42)

	424	293	875	641
Net change in accounts receivable, inventories and payables	(70)	(40)	(136)	(128)

Cash from operations	354	253	739	513

Investment activities
Capital investments	(162)	(146)	(272)	(270)
Investments and advances	(2)	118	(5)	128
Proceeds on dispositions	3	1	6	3

Cash used in investment activities	(161)	(27)	(271)	(139)

Financing activities
Long-term debt, including current portion
Issued	501	113	514	141
Repaid	(125)	(300)	(279)	(344)
Issue of shares — common	4	5	12	18
Share purchase plan repayment	2	—	2	—
Dividends paid	(31)	(29)	(64)	(59)
Issue of shares — minority shareholders	2	3	18	14
Dividends paid to minority shareholders	(29)	(9)	(38)	(17)

	324	(217)	165	(247)

Increase in cash and cash equivalents	517	9	633	127
Cash and cash equivalents, beginning of period	1,000	619	884	501

Cash and cash equivalents, end of period	$1,517	$628	$1,517	$628

(1)
The consolidated statement of cashflows for the three and six months ended June 30, 2005 and June 30, 2004 represent the consolidated statement of cashflows of Noranda Inc. which was renamed to "Falconbridge Limited" after the Amalgamation on June 30, 2005.

(2)
Effective January 1, 2005, Noranda retroactively adopted the new Canadian Institute of Chartered Accountants standards for variable interest entities and classification and measurement of convertible debentures and preferred shares.

FALCONBRIDGE LIMITED
SALES VOLUMES & REALIZED PRICES

				Six months ended June 30
		Second quarter
	100% basis, except as noted
		2005	2004	2005	2004
Metal Sales (tonnes, except as noted)
Copper
Copper business
CCR		66,558	65,686	135,610	150,672
Kidd Creek		28,045	13,930	51,405	36,720
Horne — (concentrates)		—	11,338	—	15,190
Antamina — (concentrates)	(33.75%)	14,218	18,500	44,238	35,951
Collahuasi — (concentrates)	(44%)	29,171	30,390	65,147	49,365
Collahuasi	(44%)	7,094	11,114	13,780	17,028
Lomas Bayas		16,330	13,645	33,835	28,681
Altonorte — (anodes)		41,526	43,567	72,724	98,664

		202,942	208,170	416,739	432,271
Nikkelverk		15,476	11,464	30,953	24,661

		218,418	219,634	447,692	456,932

Nickel		22,002	18,025	43,268	36,143
Ferronickel		6,738	7,808	13,253	14,585
Zinc
Copper business
Kidd Creek		38,727	33,675	73,251	60,200
Kidd Creek — (concentrates)		10,171	—	16,579	—
Antamina — (concentrates)	(33.75%)	10,687	19,931	25,837	34,150

		59,585	53,606	115,667	94,350
Zinc business
Brunswick/Matagami — (concentrates)		55,704	70,997	115,833	145,131

		115,289	124,603	231,500	239,481

Aluminum
Primary Aluminum — shipments		61,834	65,680	123,644	126,425
Norandal — shipments		43,548	45,796	89,162	88,184
Alumina — shipments	(50%)	89,679	—	179,598	—
Bauxite — shipments	(50%)	243,514	—	451,066	—
Lead		22,435	29,263	44,158	50,474
Molybdenum concentrate
Antamina	(33.75%)	587	114	1,179	157
Gold — 000 ounces		202	225	386	461
Silver — 000 ounces
CCR		9,166	10,193	17,480	19,519
Kidd Creek		1,781	83	2,255	741
Antamina	(33.75%)	383	655	763	1,078

		11,330	10,931	20,498	21,338

Average Realized Prices — (US$ per pound, except as noted)
Copper		1.57	1.27	1.55	1.21
Nickel		7.64	5.76	7.34	6.32
Ferronickel		7.55	5.85	7.13	6.29
Zinc		0.63	0.51	0.63	0.52
Aluminum		0.90	0.83	0.91	0.81
Lead		0.50	0.40	0.50	0.41
Gold — (US$ per ounce)		419.74	394.71	426.80	399.24
Silver — (US$ per ounce)		7.06	6.41	7.08	6.37
Exchange Rate (US$1 = Cdn$1)		0.80	0.74	0.81	0.75

FALCONBRIDGE LIMITED
PRODUCTION VOLUMES

				Six months ended June 30
		Second quarter
	100% basis, except as noted
		2005	2004	2005	2004
Mine Production (tonnes, except as noted)
Copper
Copper business
Kidd Creek		9,943	14,292	21,098	23,588
Antamina	(33.75%)	30,968	30,976	61,998	56,533
Collahuasi	(44%)	43,228	46,433	90,202	81,802
Lomas Bayas		16,202	14,914	32,525	30,642

		100,341	106,615	205,823	192,565
Matagami		—	2,024	—	3,880
Brunswick		1,553	1,357	2,825	3,199
Sudbury		7,005	7,476	12,991	11,279
Montcalm		1,114	128	2,164	177
Raglan		1,377	1,605	2,902	3,338
Other		3,959	2,943	7,280	7,373

		115,349	122,148	233,985	221,811

Nickel
Sudbury		5,566	5,728	11,688	10,132
Montcalm		2,203	280	4,153	280
Raglan		5,239	6,229	11,217	12,897

		13,008	12,237	27,058	23,309

Ferronickel		7,675	6,871	14,149	14,870
Zinc
Zinc business
Brunswick		72,001	62,280	139,068	135,860
Matagami		—	31,771	—	58,445

		72,001	94,051	139,068	194,305
Kidd Creek		36,763	10,700	64,189	31,492
Antamina	(33.75%)	18,314	18,309	38,486	40,778
Other		2,539	2,847	5,127	4,391

		129,617	125,907	246,870	270,966

Lead		20,449	17,138	39,342	37,425
Silver — 000 ounces
Copper business
Kidd Creek		1,037	757	1,864	1,951
Antamina	(33.75%)	832	736	1,754	1,389

		1,869	1,493	3,618	3,340
Brunswick		1,603	1,363	3,089	2,965
Matagami		—	119	—	233
Other		103	73	169	123

		3,575	3,048	6,876	6,661

Metal Production (tonnes, except as noted)
Refined copper
Copper business
CCR		67,221	68,288	134,210	146,448
Kidd Creek		34,839	19,531	66,299	53,253
Collahuasi	(44%)	6,451	5,669	13,264	11,821
Lomas Bayas		16,202	14,914	32,525	30,642

		124,713	108,402	246,298	242,164
Nikkelverk		9,700	9,234	18,652	18,980

		134,413	117,636	264,950	261,144

Copper anodes
Horne		31,423	41,199	64,485	84,433
Kidd Creek		36,265	17,580	70,709	51,177
Altonorte		81,290	67,242	139,395	131,092

		148,978	126,021	274,589	266,702

Refined nickel
Nikkelverk		21,181	16,099	42,637	34,958
Falcondo		7,675	6,871	14,149	14,870

		28,856	22,970	56,786	49,828

Refined zinc
Kidd Creek		35,573	35,918	73,538	64,376
Primary aluminum		61,705	61,642	123,078	122,862
Fabricated Aluminum		43,548	45,796	89,162	88,184
Alumima	(50%)	148,741	—	299,617	—
Bauxite	(50%)	478,292	—	941,209	—
Refined lead		22,950	28,240	44,544	53,388
Molybdenum concentrate	(33.75%)	492	241	923	322
Refined gold — 000 ounces		245	266	458	535
Refined silver — 000 ounces		9,063	10,236	17,273	20,359

Segmented Information
(US$ millions)

	Second Quarter 2005
	Copper	Nickel	Zinc	Aluminum	Other	Total
Revenues	$1,058	613	127	277	49	$2,124

Operating expenses
Cost of operations	278	224	37	137	6	682
Purchase of raw materials	510	145	57	94	25	831
Depreciation, amortization and accretion	68	44	8	11	16	147

	$856	413	102	242	47	$1,660

Income generated by operating assets	$202	200	25	35	2	$464

Interest expense, net						(44)
Corporate and general administration						(19)
Research, development and exploration						(15)
Minority interest in earnings of subsidiaries						(55)

Income before undernoted						$331
Other income						1
Tax expense						(130)

Net Income						$202

Capital investments	$62	83	2	8	7	$162

	Second Quarter 2004
	Copper	Nickel	Zinc	Aluminum	Other	Total
Revenues	$853	436	110	241	54	$1,694

Operating expenses
Cost of operations	187	158	48	110	32	535
Purchase of raw materials	474	111	37	97	30	749
Depreciation, amortization and accretion	60	31	15	10	10	126

	$721	300	100	217	72	$1,410

Income (loss) generated by operating assets	$132	136	10	24	(18)	$284

Interest expense, net						(40)
Corporate and general administration						(15)
Research, development and exploration						(12)
Minority interest in earnings of subsidiaries						(64)

Income before undernoted						$153
Other income						12
Tax expense						(57)

Net income						$108

Capital investments	$72	63	—	5	6	$146

1

Segmented Information
(US$ millions)

	Six Months ended June 30, 2005
	Copper	Nickel	Zinc	Aluminum	Other	Total
Revenues	$2,038	1,151	246	574	91	$4,100

Operating expenses
Cost of operations	532	397	87	276	18	1,310
Purchase of raw materials	950	287	111	205	53	1,606
Depreciation, amortization and accretion	123	73	17	23	29	265

	$1,605	757	215	504	100	$3,181

Income (loss) generated by operating assets	$433	394	31	70	(9)	$919

Interest expense, net						(76)
Corporate and general administration						(36)
Research, development and exploration						(27)
Minority interest in earnings of subsidiaries						(149)

Income before undernoted						$631
Tax expense						(253)

Net Income						$378

Total assets, excluding cash and short-term investments	$5,363	3,491	384	1,017	743	$10,998

Capital investments	$110	131	3	15	13	$272

	Six Months ended June 30, 2004
	Copper	Nickel	Zinc	Aluminum	Other	Total
Revenues	$1,697	917	195	445	93	$3,347

Operating expenses
Cost of operations	382	298	82	213	24	999
Purchase of raw materials	936	233	68	173	50	1,460
Depreciation, amortization and accretion	108	63	33	19	20	243

	$1,426	594	183	405	94	$2,702

Income (loss) generated by operating assets	$271	323	12	40	(1)	$645

Interest expense, net						(69)
Corporate and general administration						(28)
Research, development and exploration						(19)
Minority interest in earnings of subsidiaries						(143)

Income before undernoted						$386
Other income						17
Tax expense						(143)

Net income						$260

Total assets, excluding cash and short-term investments	$4,271	1,808	399	840	739	$8,057

Capital investments	$146	97	1	11	15	$270

2

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FALCONBRIDGE REPORTS 2005 SECOND QUARTER NET EARNINGS OF US$202 MILLION Noranda and Falconbridge Complete Merger
OTHER
DIVIDENDS
FALCONBRIDGE LIMITED CONSOLIDATED RESULTS (US$ millions, unaudited)
FALCONBRIDGE LIMITED CONSOLIDATED BALANCE SHEETS (US$ millions, unaudited)
FALCONBRIDGE LIMITED CONSOLIDATED STATEMENTS OF CASHFLOWS (US$ millions, unaudited)
FALCONBRIDGE LIMITED SALES VOLUMES & REALIZED PRICES
FALCONBRIDGE LIMITED PRODUCTION VOLUMES